
Mail Stop 4546

September 8, 2016

Arron K. Sutherland
President and Chief Executive Officer
ICC Holdings, Inc.
225 20th Street
Rock Island, Illinois 61201

> **Re:** **ICC Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2016**
> **CIK No. 0001681903**

Dear Mr. Sutherland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   As currently proposed, your method for meeting the minimum offering amount does not appear to comport with Exchange Act Rule 10b-9. Please provide us with an analysis, including any legal authority, as to how the potential purchase by the ESOP of 10.0% of the shares of common stock issued in the offering (which you intend to fund by loaning the ESOP a portion of the net offering proceeds) qualifies as a "*bona fide*" purchase in compliance with Exchange Act Rule 10b-9. For guidance, please refer to Exchange Act Release No. 11532 (July 11, 1975) (stating that a minimum contingency offering may not be considered "sold" for purposes of the Rule 10b-9 unless the securities are sold in *bona fide* transactions and the purchase prices are fully paid).

2.   In addition, please explain how this transaction will be structured so that you receive the funds in escrow for the ESOP's subscription during the subscription offering phase but prior to the closing of the offering. Lastly, please consider any necessary changes to your Use of Proceeds and elsewhere, if appropriate, to reflect the minimum and as adjusted maximum gross proceeds as a result of the loan may be less than $27,200,000 and $40,888,889, respectively.

3.   Similarly, please provide us with an analysis, including any legal authority, as to how the potential purchases by the directors and officers of Illinois Casualty (in order to meet the minimum offering amount) qualify as "*bona fide*" purchases in compliance with Exchange Act Rule 10b-9.

Prospectus Cover Page

4.   Please revise the prospectus cover page to specify that this is your initial public offering of the company's common stock.

Prospectus Summary, page 3

Our Business Strategies and Offering Rationale, page 4

5.   Please balance the disclosure in this section with a discussion of the challenges you may encounter in implementing these strategies. In this regard, we note your disclosure starting on page 82 of the Business section under the heading "Our Challenges."

The Conversion of Illinois Casualty from Mutual to Stock Form, page 7

6.   Please revise the first sentence in the last paragraph of page 7 and elsewhere as appropriate to clarify that the 3,500,000 figure is exclusive of 10.0% of the total shares issued that the ESOP plans to purchase.

The Subscription and Community Offerings, page 8

7.   Please revise your disclosure in this section and in the section of your prospectus captioned, "The Conversion and Offering" to disclose specifically that a loan will be made to the ESOP from the proceeds of the offering, which will allow it to purchase an amount equal to 10.0% of the shares sold in the offering.

Oversubscription, page 12

8.   Please revise the reference to 2,720,000 shares in the third paragraph of this section to 2,448,000 as it appears from your disclosure throughout the prospectus that the minimum purchase requirement may be met with the purchase of the 10.0% of total shares issued to the ESOP.

9.   We note your disclosure in the third paragraph of this section that any remaining shares after satisfying the subscriptions of the participants of the subscription offering will be "allocated among the investors on a pro rata basis based on their respective purchase agreements." However, your disclosure on page 8 states that if there is not a sufficient number of shares of common stock to satisfy the purchase obligations of the investors in full, you would satisfy "as much of the subscription obligation of the Clinton-Flood Purchasers as possible with any remaining available shares sold to Rock Island Investors, LLC and Tuscarora Wayne based upon their pro rata subscription commitment." Please revise your disclosure as appropriate throughout the prospectus to reconcile these statements.

Use of Proceeds, page 34

10.   We note your disclosure that a large portion of your net proceeds will be used for general corporate purposes. Please note that pursuant to the requirements of Item 504 of Regulation S-K, where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering. In this regard, we refer to page 6 of your draft form of proxy statement attached as Exhibit 99.1. Please revise your disclosure to include such information in this section.

11.   Please revise your disclosure to clarify whether you have assumed that there is no syndicated offering to estimate the net proceeds of the offering. To this end, we note that the commissions payable to the underwriter for a syndicated offering are higher than the amount payable for shares sold in the subscription and community offering.

12.   We note your disclosure that you believe transferring ICC Realty out of Illinois Casualty in exchange for $5 million represents a more efficient use of capital. Please expand your disclosure to specify how this structure represents a more efficient use of capital.

Unaudited Pro Forma Condensed Balance Sheets, pages 39 and 41

13.   Please tell us how you determined your assumed investments in fixed income and equity securities met the factually supportable criterion of Article 11 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 51

14.   We note your statement that you "have taken advantage of the extended transition period provided by Section 107 of the JOBS Act, and the election is irrevocable." Please be advised that such election is not irrevocable and that you may decide to comply with the financial accounting standard effective dates applicable to non-emerging growth companies at a later date, so long as you comply with the requirements in Sections 107(b)(2) and (3) of the JOBS Act. Please remove the statement that your election is

irrevocable. Please make corresponding changes to your discussion on page 99. For guidance, please refer to Question 37 of the Generally Applicable Questions on Title I of the JOBS Act (December 21, 2015), available on the Commission's website.

Business, page 79

Our Business Strategies
Reaction to Market Cycles, page 82

15.   We note your statement that "the food and beverage industry…does not fluctuate to the same extent as the rest of the market." Please revise your disclosure to explain your basis for this statement.

Reinsurance, page 87

16.   Please disclose the identity of the ceding party to the excess of loss treaty that you refer to on page 88. Please also file the underlying agreement as an exhibit to your registration statement or tell us why you are not substantially dependent on this agreement.

17.   We note your chart on page 88. Please provide narrative disclosure to explain the information contained in this chart to enable a lay investor to understand. Please ensure that you explain all undefined terms and abbreviations in the chart.

Loss and LAE Reserves, page 89

18.   Please provide a completed table of the development of your unpaid loss and LAE reserves from 2006 through 2015 on a GAAP basis.

Regulation, page 95

19.   We note your disclosure on page 101 that the plan of conversion is subject to the approval of the Illinois Department of Insurance. We also note your disclosure on page 118 that the receipt of all consents and approvals of the Department and any other regulatory body or agency necessary to consummate the transactions is a closing condition to the purchase agreements with the investors. Please expand your disclosure in this section to provide information about the process for regulatory approval of the transaction and the status of your approval. Please also tell us why you do not list the approval of the Illinois Department of Insurance as one of the conditions to complete the offering identified on the cover page.

JOBS Act, page 99

20.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Conversion and Offering, page 101

Subscription Offering and Subscription Rights, page 103

21. We note your disclosure in the second bullet point on page 103 that the ESOP and certain investors may subscribe to purchase shares of your common stock in the subscription offering. However, your disclosure throughout the registration statement indicates that the certain investors will not be eligible to purchase shares until the community offering. Please revise your disclosure to reconcile this inconsistency.

The Valuation, page 108

22. Please provide on a supplemental basis copies of the materials that Feldman Financial Advisors, Inc. prepared in connection with its Pro Forma Valuation Appraisal Report or otherwise provided to the board of directors in connection with the conversion and offering, including, among other things, any "board books," drafts of appraisal reports provided to the board, and summaries of all oral presentations made to the board.

Proposed Management Purchases, page 116

23. Please revise the table in this section to include two additional columns that provide the percentage of shares that will be owned by each director and executive officer, as well as all directors and executive officers as a group, assuming that the minimum amount of shares are issued in the offering and that the maximum amount of shares are issued in the offering, respectively.

24. We note that John Klockau intends to convert his surplus note issued by Illinois Casualty to acquire shares of your common stock. Please clarify whether these shares will be issued to Mr. Klockau as part of this offering. Specifically, please advise us whether the issuance of these shares will be counted toward meeting the minimum offering amount. If so, please explain to us why the disclosure throughout the registration statement anticipates that you will receive offering proceeds from this conversion.

Management, page 126

Directors and Officers, page 126

25. We note your disclosure that your board of directors is elected annually. However, you disclose on page 140 that your board is divided into three classes serving for successive terms of three years each. Please revise to reconcile these statements. Also if you have a staggered board, please disclose the terms of each of your directors.

Arron K. Sutherland
ICC Holdings, Inc.
September 8, 2016
Page 6

26.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 133

27.   Please provide the material terms of the non-equity incentive plan compensation made to the named executive officers, a general description of the formula or criteria applied in determining the amounts payable, and file any such agreement as an exhibit to the registration statement. Please refer to Item 402(o)(5) of Regulation S-K.

Transactions with related persons, promoters and certain control persons, page 139

28.   We note your disclosure that you have not engaged in any transactions with any related persons that exceeds $120,000. However, we note that Mr. Burgess is a director of the company and a Senior Managing Director of Griffin Financial Group, which is also the underwriter in this transaction. Additionally, we note that Mr. Burgess serves on the board of directors of both Tuscarora Wayne Mutual Group, Inc. and Tuscarora Wayne Insurance Company, which appear to be affiliated with Tuscarora Wayne, one of your investors in this offering. Please revise your disclosure to include the information required by Item 404(a) of Regulation S-K. For guidance, refer to Instruction 1 to Item 404(d) of Regulation S-K.

29.   Additionally, we note that Mr. John R. Klockau, a director of the company, holds two surplus notes from the company totaling $1,150,000. Please revise your disclosure to include the information required by Item 404(a) of Regulation S-K.

Index to Financial Statements
General, page F-1

30.   We note your disclosure on page 79 that ICC Holdings, Inc. was formed to acquire all of the capital stock of Illinois Casualty and has not engaged in any significant operations. However, we do not believe this provides a sufficient basis to omit the audited financial statements of the registrant. Please provide audited financial statements of the registrant ICC Holdings, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Notes to Consolidated Financial Statements
Note 2 – Investments
Analysis, page F-16

31.   We note unrealized losses on equity securities greater than 12 months increased significantly from $0 at December 31, 2014 to $387k and $340k at December 31, 2015

and March 31, 2016, respectively. Please provide us a detailed analysis supporting your conclusion that these securities were not other-than-temporarily impaired at each period end. To the extent available, also provide this information for the quarter ended June 30, 2016. As part of your analysis, address how you define a reasonable period of time when determining your expectation of recovery to cost.

Exhibit Index

32.   Please file as exhibits to your registration statement a stock order form and, once available, the escrow agreement.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Christina Thomas at (202) 551-3577 with any other questions.

Sincerely

/s/ Christina M. Thomas for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Sunjeet S. Gill, Esquire
       Stevens & Lee, P.C.